Item 26. Exhibit (d) v.

Massachusetts Mutual Life Insurance Company

Waiver Of Monthly Charges Rider

This rider provides that monthly charges will be waived if the Insured becomes totally disabled. We discuss this benefit, and the rules that apply to it, in the provisions that follow.

Rider Part Of The Policy

This rider is made a part of this Policy as of the date this rider is issued (the “Rider Issue Date”). The Rider Issue Date is shown in the Policy Specifications.

This rider does not have account value, cash surrender value or loan value.

Capitalized terms not defined in this rider shall have the meanings ascribed to them in the Policy. The Policy’s provisions apply to this rider. To the extent provisions contained in this rider are contrary to or inconsistent with provisions of this Policy, the provisions of this rider will control with respect to this rider.

Charges for this rider are shown on the Table of Monthly Charges for this rider in the Policy Specifications.

Waiver Benefit

This rider provides a Waiver Of Monthly Charges benefit for Total Disability. After the Insured has been totally disabled for six months and all the conditions of this rider are met, we will waive monthly charges for this Policy ( other than the Mortality and Expense Risk charge), including all riders attached to it, on Monthly Calculation Dates. No other charges under the Policy will be waived. The Monthly Calculation Dates for which monthly charges will be waived are:

•	Any Monthly Calculation Date after the Insured has been totally disabled for six months during the continuance of Total Disability; and
•	Any Monthly Calculation Date during the first six months of Total Disability.

For any of these Monthly Calculation Dates that has already passed at the time a claim is approved, the monthly charges will be considered to have been waived on that Monthly Calculation Date. If the claim is approved, any monthly charges paid will be credited to the Policy’s account value in an amount equal to the waived monthly charges taken after the first of the benefit month on or following the date of the Insured’s Total Disability, and the Policy’s account value will be adjusted accordingly.

Any monthly charges waived pursuant to this rider will not be taken from the Policy’s account value.

While monthly charges are being waived, all benefits included under the Policy shall continue in force, subject to the investment performance of the Separate Account and subject to the Policy loan provision.

Exclusions

There are some exclusions to the coverage provided by this rider. No benefit will be payable if the Insured’s disability results directly or indirectly from any of these causes:

Suicide Attempt - Any suicide attempt, or intentionally self-inflicted injury, while sane or insane.

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War - War, declared or undeclared, or any act of war.

Drug - The taking or injection of any drug, hypnotic, or narcotic, accidentally or otherwise, unless prescribed or administered by a physician and taken in accordance with the physician’s instructions.

Felony - Disability that occurred while committing or attempting to commit a felony.

Limitation On Right To Increase Selected Face Amount

This rider provides a Waiver Of Monthly Charges for the Policy, including the charges for any increase in the Selected Face Amount. Therefore, any increase in Selected Face Amount causes an increase in waiver benefits. In certain cases, however, waiver benefits under this Policy cannot be increased. In those cases, we have the right to refuse an increase in Selected Face Amount. Those cases are:

1.	The waiver benefits after the increase would exceed our published limits for such benefits.
2.	The Insured does not meet our underwriting requirements for the additional waiver benefits.

Total Disability

For purpose of this rider, “Total Disability” is defined as an incapacity of the Insured that:

1.	Is caused by sickness or accidental bodily injury; and
2.	Begins while this rider and this Policy are in force; and
3.	Begins before the Insured’s Attained Age 65; and
4.	For the first 24 months of any period of Total Disability, prevents the Insured from performing the substantial and material duties of the Insured’s occupation; and
5.	After Total Disability has continued for 24 months, prevents the Insured from performing the substantial and material duties of any occupation which the Insured is qualified to perform.

For the first 24 months of any period of Total Disability, the Insured’s occupation is the Insured’s usual work, employment, business, or profession at the time Total Disability began. After Total Disability has continued for 24 months, any occupation the Insured is qualified to perform means any work, employment, business, or profession that the Insured is reasonably qualified to do based on education, training, or experience.

Example: You are a full-time surgeon. You receive an injury to your hands that prevents you from performing surgery, but you can carry on a general medical practice. For the first 24 months, your occupation is surgeon. After that time, your occupation will be any that you are reasonably qualified to do based on your education, training, or experience. Since you can carry on a general medical practice, we would no longer consider you to be totally disabled.

For some conditions, we consider the Insured to be totally disabled even if the Insured is able to work. These conditions are the total loss of sight of both eyes, or the total loss of use of both hands, or both feet, or one hand and one foot. Any of these will be Total Disability as long as the loss continues.

Recurrent Disabilities

A period of Total Disability due to the same condition or related condition as that of an earlier period of Total Disability may be considered to be a continuation of the earlier period. This depends on how much time has passed from the end of the earlier period to the date the current Total Disability began. If less than 30 days have passed, we will consider it to be a continuation of the earlier period. If 30 days or more have passed, we will consider it to constitute a new period of Total Disability.

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Example: You were totally disabled for 10 months because of a severe knee injury. Two weeks after you recover, your knee fails and you are totally disabled again. We consider this to be a continuation of the earlier period of Total Disability.

Notice Of Claim

Notice Of Claim means notice to us at our Administrative Office that the Insured is totally disabled and that a claim may be made under this rider. We require that this notice be in writing and that it identify the Insured. Notice given by or for the Owner shall be Notice Of Claim.

There are two time limits for giving Notice Of Claim. First, no benefit will be allowed unless this notice is given to us while the Insured is living and during the continuance of Total Disability. Second, no benefit will be provided for any Monthly Calculation Date more than one year before we were given the notice. However, there is one exception to each of these time limits. That is, if it was not reasonably possible to give us Notice Of Claim within the limit, the delay will not reduce the benefit if notice is given as soon as it is reasonably possible to do so.

Proof Of Claim

Before any benefit is allowed, Proof Of Claim must be given to us at our Administrative Office. Proof may be given by or for the Owner. Proof Of Claim means satisfactory written proof that:

1.	The Insured is Totally Disabled; and
2.	Total Disability began while this rider and this Policy were in force; and
3.	Total Disability began before the Insured’s Attained Age 65; and
4.	Total Disability has continued for at least six consecutive months.

We have forms that are to be used to make a claim. They will be sent promptly upon request. As part of the Proof Of Claim, we have the right to require that the Insured be examined by a physician chosen by us.

Proof Of Claim must be given to us within certain time limits. These are discussed in the provision that follows.

When Proof Of Claim Can Be Made

Proof Of Claim must be received at our Administrative Office while the Insured is living and during the continuance of Total Disability. Also, it must be received within one year after the earlier of:

1.	The Insured’s Attained Age 65; or

2.	Termination of this Policy.

However, if it was not reasonably possible to give us Proof Of Claim on time, the delay will not reduce the benefit if proof is given as soon as it is reasonably possible to do so.

Until we approve Your claim, You are required to pay all premiums necessary to avoid a lapse of this Policy. If Total Disability begins during this Policy’s grace period, any required premiums must be received before we will approve the claims made under this rider.

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Proof Of Continued Disability

During the first two years after Proof Of Claim is received, we may require satisfactory Proof Of Continued Disability at reasonable intervals, not more frequently than once every 30 days. After two years, we may require proof not more than once a year. As part of this proof, we have the right to require an examination of the Insured at our expense by a physician chosen by us.

When Benefits End

The benefits will end when any of the following occurs:

1.	The Insured is no longer totally disabled; or

2.	Satisfactory Proof Of Continued Total Disability is not given to us as required; or

3.	The Insured refuses or fails to have an examination we require; or

4.	If Total Disability begins before the Insured’s Attained Age 60 and continues to the Insured’s Attained Age 65, benefits under this rider will end when the Insured is no longer totally disabled; or

5.	If Total Disability begins after the Insured’s Attained Age 60, benefits under this rider will end on the date the Insured reaches Attained Age 65.

Contestability

We can bring legal action to contest the validity of this rider for any material misrepresentation of a fact made in the application for this rider. However, we will not, in the absence of fraud, contest the validity of this rider after it has been in force during the lifetime of the Insured for two years after the Rider Issue Date.

Termination Of This Rider

This rider ends automatically when any of the following occurs:

1.	termination of this Policy for any reason; or

2.	the grace period ends and the premium due to cover the monthly charges remains unpaid; or

3.	the Insured reaches Attained Age 65, unless at that time we have been providing benefits under this rider continuously since before the Insured’s Attained Age 60; or

4.	the Monthly Calculation Date on or next following the date we receive a Written Request from the Owner to terminate this rider.

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MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

/s/ Roger Crandall	/s/ Pia Flanagan

President	Secretary

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